

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 9, 2016

<u>Via Email</u>
Eric B. Heyer
Chief Financial Officer
Kearny Financial Corp.
120 Passaic Avenue
Fairfield, NJ 07004

      Re: Kearny Financial Corp.
              Form 10-K for Fiscal Year Ended June 30, 2015
              Filed September 14, 2015
              Definitive Proxy Statement on Schedule 14A
              Filed September 18, 2015
              File No. 001-37399

Dear Mr. Heyer:

      We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A filed September 18, 2015</u>

<u>Compensation Discussion and Analysis</u>

<u>Senior Management Incentive Compensation Plan, page 18</u>

1. Please tell us the numerical targets you established for each of the five performance factors (i.e., earnings, loans, deposits, asset quality and interest rate risk) you used for fiscal year 2015, as well as your actual performance against each target. In future filings, to the extent you use these or similar quantifiable targets and make payouts based on such targets, in your

disclosure please quantify the targets and your actual performance with respect thereto. Please refer to Item 402(b)(2) of Regulation S-K.

Grants of Plan-Based Awards, page 25

2. We note you made payouts for fiscal year 2015 pursuant to your Senior Management Incentive Compensation Plan but did not include such payouts in the Grants of Plan-Based Awards Table. In future filing, to the extent you have non-equity incentive plan awards, please include them in the table. Please refer to Item 402(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Gottlieb at (202) 551-3416 or me at (202) 551-3338 if you have questions regarding the comments above. Please contact Dave Irving at (202) 551-3321 or John Nolan at (202) 551-3492 with questions on the financial statements and related matters.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services